SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of July 2008

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing, China 100032

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X                Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                          No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-             .)

EXHIBITS

Exhibit Number		Page Number
1.1	Circular regarding proposed election and re-election of directors and supervisors, proposed grant of general mandate to issue debentures and proposed issuance of company bonds, dated July 21, 2008.	A-1

1.2	Notice of Extraordinary General Meeting, dated July 21, 2008.	B-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The forward-looking statements include, without limitation, the continued growth of the telecommunications industry in China; the development of the regulatory environment; and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory regime and significant policies for the telecommunications industry in China, including changes in the structure or functions of the primary industry regulator, Ministry of Industry and Information Technology, or the MIIT (which has assumed the regulatory functions of the former Ministry of Information Industry), or any in the regulatory policies of the MIIT and other relevant government authorities in China; any decisions by the Chinese government in relation to the technology standards and licenses of third generation mobile telecommunication; the results of the ongoing restructuring of the telecommunications industry in China; any changes in the effects of competition on the demand and price of the Company’s telecommunications services; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: July 22, 2008	By:	/s/ Wang Xiaochu
	Name:	Wang Xiaochu
	Title:	Chairman and CEO

3

Exhibit 1.1

IMPORTANT

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Telecom Corporation Limited, you should at once hand this circular together with the accompanying form of proxy to the purchaser or other transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular is solely for the purpose of providing shareholders with certain information in connection with an extraordinary general meeting of the Company and is not an offer to sell or a solicitation of an offer to buy any securities. Any sale of the Company’s securities in the United States will be made only by means of a prospectus relating to such securities.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 0728)

(1) PROPOSED ELECTION AND RE-ELECTION OF DIRECTORS AND

SUPERVISORS

(2) PROPOSED GRANT OF GENERAL MANDATE TO ISSUE DEBENTURES

(3) PROPOSED ISSUE OF COMPANY BONDS

A letter from the Board of China Telecom Corporation Limited is set out on pages 2 to 5 of this circular.

A notice dated 21 July 2008 convening an extraordinary general meeting of the Company to be held at 10 a.m. on Friday, 5 September 2008 at 31 Jinrong Street, Xicheng District, Beijing, PRC is set out on pages 11 to 17 of this circular. Whether or not you are able to attend the meeting, you are requested to complete the enclosed form of proxy in accordance with the instructions printed thereon as soon as practicable and in any event by not later than 24 hours before the time appointed for holding the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or at any adjourned meeting should you so wish.

21 July 2008

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the meanings:

“Articles of Association”	the articles of association of the Company, as amended, modified or otherwise supplemented from time to time

“Board”	the board of directors of the Company

“Company”	China Telecom Corporation Limited a joint stock limited company, listed on the main board of The Stock Exchange of Hong Kong Limited, incorporated in the PRC with limited liability on 10 September 2002 and whose principal business includes the provision of telecommunications services in the business regions within the PRC as authorized by the relevant regulatory department of the PRC, such as the operation of domestic and international fixed telecommunications networks and facilities, and voice, data, image and multimedia communications on fixed telecommunications networks and information services

“Company Bonds”	company bonds of up to RMB50 billion, the terms of which are set out on page 4

“Directors”	the directors of the Company

“EGM”	the extraordinary general meeting of the Company to be convened on 5 September, 2008, the notice of which is set out in this circular, or any adjournment thereof

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“PRC”	the People’ s Republic of China (excluding, for the purposes of this circular, Hong Kong, Macau and Taiwan)

“RMB”	Renminbi, the lawful currency of the PRC

“Shareholders”	the shareholders of the Company

“Supervisor”	the Supervisor of the Company

“Supervisory Committee”	the Supervisory Committee of the Company

LETTER FROM THE BOARD

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 0728)

Executive Directors:	Registered office:
Wang Xiaochu	31 Jinrong Street
Leng Rongquan	Xicheng District
Wu Andi	Beijing 100032, PRC
Zhang Jiping
Zhang Chenshuang	Place of business in Hong Kong:
Li Ping	38th Floor
Yang Jie	Dah Sing Financial Centre
Sun Kangmin	108 Gloucester Road
Wanchai, Hong Kong

Non-executive Director:
Li Jinming

Independent Non-executive Directors:
Zhang Youcai
Lo Hong Sui, Vincent
Shi Wanpeng
Xu Erming
Tse Hau Yin, Aloysius

21 July 2008

To the shareholders

Dear Sir or Madam,

(1) PROPOSED ELECTION AND RE-ELECTION OF DIRECTORS

AND SUPERVISORS

(2) PROPOSED GRANT OF GENERAL MANDATE TO ISSUE DEBENTURES

(3) PROPOSED ISSUE OF COMPANY BONDS

1.	INTRODUCTION

The purpose of this circular is to provide you with information regarding the resolutions to be approved at the EGM relating to the proposed election of members to the third session of the Board of Directors and Supervisory Committee (Supervisors who represent the Shareholders), the proposed grant of a general mandate to the Board to issue debentures and the proposed issue of the Company Bonds.

LETTER FROM THE BOARD

2.	PROPOSED ELECTION OF MEMBERS TO THE THIRD SESSION OF THE BOARD OF DIRECTORS AND SUPERVISORY COMMITTEE (SUPERVISORS WHO REPRESENT THE SHAREHOLDERS)

The term of office of the current session of the members of the Board of directors and Supervisory Committee will expire on 9 September 2008.

The following persons have been nominated for election as members of the third session of the Board of Directors or Supervisory Committee (Supervisors who represent the Shareholders). Ordinary resolutions for approving their election or re-election will be proposed to the Shareholders at the EGM for their consideration and approval.

Proposed directors	Proposals

Wang Xiaochu	Re-elected to be Director
Shang Bing	Elected to be Director
Wu Andi	Re-elected to be Director
Zhang Jiping	Re-elected to be Director
Zhang Chenshuang	Re-elected to be Director
Yang Xiaowei	Elected to be Director
Yang Jie	Re-elected to be Director
Sun Kangmin	Re-elected to be Director
Li Jinming	Re-elected to be Director
Wu Jichuan	Elected to be Director
Qin Xiao	Elected to be Director
Tse Hau Yin, Aloysius	Re-elected to be Director
Cha May Lung, Laura	Elected to be Director
Xu Erming	Re-elected to be Director

Proposed supervisors	Proposals

Xiao Jinxue	Re-elected to be Supervisor
Xu Cailiao	Re-elected to be Supervisor
Han Fang	Elected to be Supervisor
Zhu Lihao	Re-elected to be Supervisor

The brief information concerning the above proposed directors and supervisors (collectively called “Nominee(s)”) is set out in Appendix 1 of this circular. The supervisor representing the employees of the Company shall be elected by the employees of the Company. The results of such election will be announced separately.

Except for those stated in Appendix 1 of this circular, no Nominee has held any directorship in any other listed companies or taken up a post in any affiliated companies in the past three years. In addition, except for those stated in Appendix 1, no Nominee has any relationship with any other Director, Supervisor, senior management, substantial shareholder or controlling shareholder of the Company. No Nominee has any equity interest in the Company within the meaning of Part XV of the Securities and Futures Ordinance.

LETTER FROM THE BOARD

The Nominees will be elected or re-elected subject to approval by Shareholders at the EGM, and their terms will be effective from 9 September 2008. It is expected that each of the Nominees will enter into a service contract with the Company (with effect from 9 September 2008 for a term of three years until the annual general meeting of the Company for the year 2010 to be held in 2011).

After obtaining the relevant approval from the Shareholders at the EGM, the Board of Directors and the Supervisory Committee will have the authority to determine the remuneration of each Director and Supervisor, respectively. The Board of Directors and the Supervisory Committee will determine the remuneration of each Director and Supervisor with reference to their duties, responsibilities, experience as well as the current market situations. A further announcement will be made following determination of their remuneration.

Except for those stated in this circular, the Company considers that there is no other information relating to the Nominees to be disclosed pursuant to Rule 13.51(2) of the Listing Rules nor any matter which needs to be brought to the attention of the shareholders of the Company.

3.	PROPOSED GRANT OF GENERAL MANDATE TO ISSUE DEBENTURES

On 30 May 2008, the Shareholders approved, among others, the Company’s issue of debentures (including, but not limited to short-term commercial paper, company bonds, corporate debts, asset securitization products and asset-backed notes) with a maximum outstanding repayment amount of RMB60 billion (“Previous Mandate”). Taking into account the future business development needs of the Company and in order to enhance its financial flexibility, the Board seeks from the Shareholders a general mandate to issue debentures with a maximum outstanding repayment amount of up to RMB80 billion (“New Mandate”). When the resolutions relating to the New Mandate become effective, they will replace the resolutions relating to the Previous Mandate, but the steps taken and board resolutions passed in connection with the Previous Mandate will continue to be effective.

4.	PROPOSED ISSUE OF COMPANY BONDS

The Board proposes to exercise the general mandate referred to in section 3 above to issue the Company Bonds in the People’s Republic of China in one or more tranches on the following terms:

Principal Amount	The Company Bonds will have an aggregate principal amount not exceeding RMB50 billion.

Placing Arrangements	The Company Bonds will not be issued to existing shareholders on a preferred basis by way of placing.

Term	The Company Bonds will have a term not exceeding 10 years and may have the same term or different terms, which will be determined in accordance with the market conditions and the Company’s capital requirements.

Use of Proceeds	It is expected that the proceeds from the issue of the Company Bonds will be used as general working capital for the business development of the Company.

Effective Period of the Resolutions relating to the Issue of the Company Bonds	From the date on which the resolutions relating to the issue of the Company Bonds are passed to the date on which the annual general meeting of the Company for the year 2008 is held.

LETTER FROM THE BOARD

5.	EGM

A notice convening the EGM is set out on pages 11 to 17 of this circular. The relevant forms of proxy and attendance slip are enclosed. Shareholders who intend to attend the EGM are required to return the attendance slip to the Company on or before 15 August 2008.

Whether or not Shareholders are able to attend the EGM, they are requested to complete and return the enclosed form of proxy to (for holders of domestic shares of the Company) the Company’s office of the Board of Directors, 31 Jinrong Street, Xicheng District, Beijing 100032, PRC or (for holders of H shares) Computershare Hong Kong Investor Services Limited, Room 1806–1807, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, as soon as practicable and in any event by not later than 24 hours before the time designated for holding the EGM. Completion and return of the form of proxy will not preclude Shareholders from attending and voting in person at the EGM should they so wish.

6.	PROCEDURES FOR DEMANDING A POLL BY SHAREHOLDERS

Pursuant to the articles of association of the Company, a general voting shall be made at the shareholders meeting by a show of hands. However, (i) chairman of the meeting, (ii) at least two shareholders or proxies of such shareholders with voting rights, and (iii) one or more shareholders including proxy or proxies of such shareholders accounting individually or jointly 10% or more of the Company shares with voting right(s), shall have the right to request for a voting by poll before or after a voting by show of hands. A poll demanded on issues concerning election of the chairman or suspension of a meeting shall be taken forthwith. Other issues shall be voted by poll at the time to be decided by the chairman, and the meeting can go on with discussion of other matters. The result of such voting shall also be regarded as the resolution adopted at the meeting. A person who has made a request for voting by poll can withdraw it.

7.	RECOMMENDATIONS

The Company considers that the proposed election and re-election of Directors and Supervisors, the proposed grant of a general mandate to the Board to issue debentures and the proposed issue of the Company Bonds are in the interests of the Company and its Shareholders as a whole, and recommend the Shareholders to vote in favor of the relevant resolutions to be proposed at the EGM.

By order of the Board
China Telecom Corporation Limited
Wang Xiaochu
Chairman and Chief Executive Officer

APPENDIX I	BRIEF INFORMATION CONCERNING
THE PROPOSED DIRECTORS AND SUPERVISORS

PROPOSED DIRECTORS

Mr. Wang Xiaochu, age 50, is the Chairman of the board of directors and Chief Executive Officer of the Company. Mr. Wang served as Director General and Deputy Director General of the Hangzhou Telecommunications Bureau in Zhejiang province, Director General of the Tianjin Posts and Telecommunications Administration, Chairman and Chief Executive Officer of China Mobile (Hong Kong) Limited, Vice President of China Mobile Communications Corporation, Chairman of the board of directors and a Non-Executive Director of China Communications Services Corporation Limited. He is also the President of China Telecommunications Corporation and Honorary Chairman of China Communications Services Corporation Limited. He was responsible for the development of China Telecom’s telephone network management systems and various other information technology projects and as a result, received the Third-Class Award from the State Scientific and Technological Progress Award and the First-Class Award from the former Ministry of Posts and Telecommunications Scientific and Technological Progress Award. He graduated from Beijing Institute of Posts and Telecommunications in 1989 and received a doctorate degree in business administration from The Hong Kong Polytechnic University in 2005. Mr. Wang has over 27 years of management experience in the telecommunications industry.

Mr. Shang Bing, age 52, is the President and Chief Operating Officer of the Company. Mr. Shang is a senior economist. He graduated in 1982 from Shenyang Chemical Industry Institution with a bachelor’s degree in chemical industry and received a master’s degree in business administration from New York State University in 2002. He received a doctorate degree in business administration from the Hong Kong Polytechnic University in 2005. Mr. Shang served as a Director of Industrial Technology Development Centre in Liaoning Province, a Deputy General Manager and General Manager of Economic and Technological Development Company in Liaoning Province. Mr. Shang served as a Deputy General Manager and General Manager of China United Telecommunications Corporation (“Unicom Group”) Liaoning Branch, a Vice President of Unicom Group, a Director of Unicom Group, the President of Unicom Group and an Executive Director and President of China Unicom Limited. In addition, Mr. Shang also served as a Director and President of the China United Telecommunications Corporation Limited and China Unicom Corporation Limited. He is also a Vice President of China Telecommunications Corporation. Mr. Shang has extensive experience in management and telecommunications industry.

Madam Wu Andi, age 53, is an Executive Director, Executive Vice President and the Chief Financial Officer of the Company. She is responsible for the financial management of the Company. Madam Wu is a senior accountant. She graduated from the Beijing Institute of Economics with a bachelor degree in finance and trading in 1983, and studied in a postgraduate program in business economics management at the Chinese Academy of Social Sciences from 1996 to 1998. Prior to joining China Telecommunications Corporation in May 2000, she served as Director General of the Department of Economic Adjustment and Communication Settlement of the Ministry of Information Industry (“MII”), Director General, Deputy Director General and Director of the Department of Finance of the MPT. She is also a Vice President of China Telecommunications Corporation. Madam Wu has 26 years of economic and financial management experience in the telecommunications industry in China.

APPENDIX I	BRIEF INFORMATION CONCERNING
THE PROPOSED DIRECTORS AND SUPERVISORS

Mr. Zhang Jiping, age 52, is an Executive Director and Executive Vice President of the Company. Mr. Zhang is a professor-level senior engineer. He graduated from the Beijing University of Posts and Telecommunications with a bachelor degree in radio telecommunications engineering in 1982, studied in a postgraduate program in applied computer engineering at Northeastern Industrial University from 1986 to 1988, and received Doctor of Business Administration from The Hong Kong Polytechnic University in 2004. Prior to joining China Telecommunications Corporation in May 2000, he served as Deputy Director General of DGT of MPT, a Deputy Director General and Director of the Network Management Center of the Posts and Telecommunications Administration of Liaoning Province. He is also a Vice President of China Telecommunications Corporation. Mr. Zhang has 26 years of experience in network operation and management in the telecommunications industry in China.

Mr. Zhang Chenshuang, age 56, is an Executive Director and Executive Vice President of the Company. Mr. Zhang served as Executive Director and Vice President of China Mobile Limited, Vice President of China Mobile Communications Corporation, Director of China Mobile Communication Co., Ltd., the Assistant to the President of China Mobile Communications Corporation, Director General of the Neimenggu Posts and Telecommunications Administration, Deputy Director General of the Office of the Ministry of Posts and Telecommunications. He is also a Vice President of China Telecommunications Corporation. Mr. Zhang graduated from the Party School of the Communist Party of China (CPC) and received a MBA degree from Hong Kong Polytechnic University. Mr. Zhang is a senior economist with over 28 years of experience in the telecommunications industry.

Mr. Yang Xiaowei, age 44, is an Executive Vice President of the Company. Mr. Yang is a senior engineer. He received a bachelor’s degree from the Computer Application Department of Chongqing University in 1998 and a master’s degree in engineering from the Management Engineering Department of Chongqing University in 2001. Mr. Yang was the Assistant to Director and Deputy Director of Chongqing Telecommunications Bureau, a Deputy Director of the Chongqing Telecommunications Administration Bureau and a Director of Chongqing Municipal Communication Administration Bureau. Mr. Yang served as General Manager of the Chongqing branch and the Guangdong branch of the Unicom Group, Vice President of the Unicom Group, Director of the Unicom Group and Executive Director and Vice President of China Unicom Limited. Mr. Yang also served as Director and Vice President of China Unicom Corporation Limited and Chairman of Unicom Huasheng Telecommunications Technology Co. Ltd.. He is also a Vice President of China Telecommunications Corporation. Mr. Yang has extensive experience in management and telecommunications industry.

Mr. Yang Jie, age 46, is an Executive Director and Executive Vice President of the Company. He is a professor-level senior engineer. He graduated from Beijing University of Posts and Telecommunications with a major in radio engineering in 1984, and subsequently obtained a master degree of telecommunications and information management at the Norwegian School of Management. Mr. Yang served as Deputy Director General of Shanxi Posts and Telecommunications Administration, General Manager of Shanxi Telecommunications Corporation, Vice President of China Telecom Beijing Research Institute and General Manager of Business Department of the Northern Telecom of China Telecommunications Corporation. He is also a Vice President of China Telecommunications Corporation. Mr. Yang has 24 years of operational and managerial experience in the telecommunications industry in China.

APPENDIX I	BRIEF INFORMATION CONCERNING
THE PROPOSED DIRECTORS AND SUPERVISORS

Mr. Sun Kangmin, age 51, is an Executive Director and Executive Vice President of the Company. He is a senior engineer. He holds a MBA degree from the University of Hong Kong. Mr. Sun served as Department Head of the Information Industry Department of Sichuan Province, Director General of Communications Bureau of Sichuan Province, Chairman and General Manager of Sichuan Telecom Company Limited. He is also a Vice President of China Telecommunications Corporation. Mr. Sun has 24 years of operational and managerial experience in the telecommunications industry in China.

Mr. Li Jinming, age 56, is a Non-Executive Director of the Company, Chairman of Guangdong Rising Assets Management Co., Ltd. (one of the domestic shareholders of the Company) and Chairman of Shenzhen Zhongjin Lingnan Nonfemet Company Limited. Mr. Li graduated from Guangdong Radio and TV University, and holds an EMBA degree from Lingnan College, Zhong Shan University after the completion of his study in the postgraduate programme of international economics and industrial commerce management. Mr. Li served as Chief and Deputy Director General of the Guangdong Provincial Discipline Inspection Commission, and Director and Deputy General Manager of Guangdong Rising Assets Management Co., Ltd. Mr. Li has extensive experience in enterprise management.

Mr. Wu Jichuan, age 70, is a professor-level senior engineer. Mr. Wu is the Honorary Chairman of the Telecommunications and Economics Specialists Committee, Director General of the Chinese Institute of Electronics, and Honorary Director General of the Chinese Institute of Communications. Mr. Wu graduated from the Beijing University of Posts and Telecommunications with a major in wired telecommunications engineering in 1959. Mr. Wu served as Deputy Director General and Director General of the MPT, Deputy Director of the Committee of the Radio Management of P.R.China, Vice Leader of the Informatization Leading Group of the State Council, Vice Minister of MII, a member of the Eighth & Tenth National Committee of Chinese People’s Political Consultative Conference (the “CPPCC”), a member of the Standing Committee of the Tenth National Committee of CPPCC and Vice Chairman of the Subcommittee of Education, Science, Culture, Health and Sports of the Tenth National Committee of CPPCC.

Mr. Qin Xiao, age 61, has a PhD in economics from University of Cambridge. He is the Chairman of China Merchants Group Limited and China Merchants Bank Co., Ltd.. He is a member of the eleventh Chinese People’s Political Consultative Conference and the Chairman of Hong Kong Chinese Enterprises Association, a part-time professor at the School of Economics and Management of Tsinghua University and the Graduate School of the People’s Bank of China. Before joining China Merchants Group, he served as President and Vice Chairman of China International Trust and Investment Corporation (CITIC), and Chairman of CITIC Industrial Bank. He was a deputy to the Ninth National People’s Congress, a member of the Tenth Chinese People’s Political Consultative Conference, an advisor on the Foreign Currency Policy of the State Administration of Foreign Exchange, and a member of Toyota International Advisory Board, he also served as Chairman of APEC Business Advisory Council (ABAC) for the Year 2001. He is the author of several papers and books in the fields of economics and management.

APPENDIX I	BRIEF INFORMATION CONCERNING
THE PROPOSED DIRECTORS AND SUPERVISORS

Mr. Tse Hau Yin, Aloysius, age 60, is an Independent Non-Executive Director of the Company. Mr. Tse is currently an Independent Non-executive Director of CNOOC Limited, China Construction Bank Corporation, Wing Hang Bank Limited, Linmark Group Limited, Sinofert Holdings Limited and SJM Holdings Limited and is the Chairman of the International Advisory Council of the People’s Municipal Government of Wuhan. Mr. Tse is a fellow of the Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Mr. Tse is a past president of the HKICPA. He joined KPMG in 1976, became a partner in 1984 and retired in March 2003. Mr. Tse was a non-executive Chairman of KPMG’s operations in China and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is a graduate of the University of Hong Kong.

Madam Cha May Lung, Laura, aged 58, is currently a Hong Kong Delegate to the 11th National People’s Congress, PRC, a Member of the Standing Committee of the Chinese People’s Political Consultative Conference (“CPPCC”) Shanghai Committee, the Vice Chairman of the International Advisory Council of the China Securities Regulatory Commission (“CSRC”), a Member of the Executive Council of the Government of the Hong Kong Special Administrative Region, Non-executive Deputy Chairman of the Hongkong and Shanghai Banking Corporation Limited, Non-executive Director of Bank of Communications. She is also an Independent Non-executive Director of Hong Kong Exchanges and Clearing Limited, Johnson Electric Holdings Limited, Baoshan Iron & Steel Co. Ltd., and Tata Consultancy Services Limited. Mrs. Cha served as Vice Chairman of CSRC from February 2001 to September 2004 and Assistant Director of Corporate Finance, Senior Director, Executive Director and Deputy Chairman of the Securities and Futures Commission of Hong Kong from 1991 to 2001. She received a Juris Doctor degree from Santa Clara University of USA in 1982.

Professor Xu Erming, age 58, is an Independent Non-Executive Director of the Company. He is a Deputy Dean, professor, and Ph.D. supervisor of the Graduate School at the Renmin University of China, Deputy Secretary-General of the Tenth Session of the Academic Committee, and a member of the Third Session of the University Affairs Committee of the Renmin University of China, Associate Convener of the Fifth Session of the Business Administration Academic Appraisal Group of the Academic Degree Committee of the State Council, a member of China’s National MBA Education Advisory Committee, Deputy Chairman of the Chinese Enterprise Management Research Association, and Chairman of Beijing Contemporary Enterprise Research Association. He is also entitled to the State Council’s special government allowances. Over the years, Professor Xu has conducted research in areas related to strategic management, organizational theories, international management and education management, and has been responsible for research on many subjects put forward by the National Natural Science Foundation, the National Social Science Foundation, and other authorities at provincial and ministry level. Professor Xu has issued many publications including Business Strategic Management, Introduction to International Business Management, number of case studies, as well as number of academic dissertations such as Empirical Research: Effects on Performance of Supervision Mechanisms Substitution Effect of Listed Companies and has also been a columnist in the Economic Daily. He has received many awards such as the Ministry of Education’s Class One Excellent Higher Education Textbook Award and the State-Level Class Two Teaching Award. Professor Xu has been a visiting professor at over 10 domestic universities. Professor Xu was previously a lecturer at the New York State University at Buffalo, U.S.A., the University of Scranton, U.S.A., the University of Technology, Sydney, the Kyushu University, Japan and Hong Kong Polytechnic University.

APPENDIX I	BRIEF INFORMATION CONCERNING
THE PROPOSED DIRECTORS AND SUPERVISORS

PROPOSED SUPERVISORS

Mr. Xiao Jinxue, age 44, is the Chairman of the Supervisor Committee and General Manager of Xinjiang branch of the Company. Mr. Xiao graduated from Beijing Institute of Posts and Telecommunications with a Master degree in engineering management in 1987. Mr. Xiao served as Assistant Dean and Officer at the Corporate Management Faculty of the Institute of Cadre Management under the Ministry of Posts and Telecommunications, and an executive deputy managing director of the Beijing Research Institute of China Telecommunications Corporation. Mr. Xiao is a professor-level senior engineer and has 21 years of managerial experience in the telecommunications industry in China.

Mr. Xu Cailiao, age 44, is a Supervisor of the Supervisory Committee of the Company. Mr. Xu is a Director of the Corporate Strategic Department of the Company. Mr. Xu graduated from the Law School of Peking University with a Master degree in law in 1987. He served as a Director of the State Commission for Economic Restructuring and Managing Director of the Hong Kong branch of Irico Group. He was qualified to practise law in China in 1988. Mr. Xu is highly experienced in respect of corporate governance, organizational development and process management.

Madam Han Fang, age 35, is a Director of the Audit Department of the Company. Madam Han graduated from the Beijing University of Posts and Telecommunications with a bachelor’s degree in Engineering Management. She worked in finance-related jobs serving in China Huaxin Post and Telecommunications Economy Development Centre and the audit department of China Telecommunications Corporation. Madam Han is a senior accountant and has 13 years of finance and audit experience.

Madam Zhu Lihao, age 67, is an independent Supervisor of the Supervisory Committee of the Company. Madam Zhu is a senior accountant and a Chinese Certified Public Accountant. She graduated from Beijing Graduate School of Mining and Technology with major in engineering economics in 1963. Madam Zhu served as a Deputy Director General, Director General, Director and Deputy Director of the Department of Industry and Communications of the National Audit Bureau of China, and the Director General of the Department of Foreign Affairs and Foreign-related Auditing of the Audit Bureau. Madam Zhu has over 40 years of experience in management and auditing.

NOTICE OF EGM

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 0728)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of China Telecom Corporation Limited (the “Company”) will be held at 10:00 a.m. on Friday, 5 September 2008 at 31 Jinrong Street, Xicheng District, Beijing, PRC for the purposes of considering and, if thought fit, passing, with or without modifications, the following resolutions:

ORDINARY RESOLUTIONS

1.	To consider and approve, by way of separate ordinary resolutions, each of the following resolutions in relation to the election of the members of the third session of the board of directors of the Company:

1.1	THAT the re-election of Wang Xiaochu as a director of the Company be and is hereby considered and approved, with effect from 9 September 2008 for a term of three years until the annual general meeting of the Company for the year 2010 to be held in 2011; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Wang Xiaochu, and THAT the board of directors of the Company be and is hereby authorized to determine his remuneration.

1.2	THAT the election of Shang Bing as a director of the Company be and is hereby considered and approved, with effect from 9 September 2008 for a term of three years until the annual general meeting of the Company for the year 2010 to be held in 2011; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Shang Bing, and THAT the board of directors of the Company be and is hereby authorized to determine his remuneration.

1.3	THAT the re-election of Wu Andi as a director of the Company be and is hereby considered and approved, with effect from 9 September 2008 for a term of three years until the annual general meeting of the Company for the year 2010 to be held in 2011; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Wu Andi, and THAT the board of directors of the Company be and is hereby authorized to determine her remuneration.

1.4

THAT the re-election of Zhang Jiping as a director of the Company be and is hereby considered and approved, with effect from 9 September 2008 for a term of three years until the annual general meeting of the Company for

NOTICE OF EGM

the year 2010 to be held in 2011; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Zhang Jiping, and THAT the board of directors of the Company be and is hereby authorized to determine his remuneration.

1.5	THAT the re-election of Zhang Chenshuang as a director of the Company be and is hereby considered and approved, with effect from 9 September 2008 for a term of three years until the annual general meeting of the Company for the year 2010 to be held in 2011; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Zhang Chenshuang, and THAT the board of directors of the Company be and is hereby authorized to determine his remuneration.

1.6	THAT the election of Yang Xiaowei as a director of the Company be and is hereby considered and approved, with effect from 9 September 2008 for a term of three years until the annual general meeting of the Company for the year 2010 to be held in 2011; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Yang Xiaowei, and THAT the board of directors of the Company be and is hereby authorized to determine his remuneration.

1.7	THAT the re-election of Yang Jie as a director of the Company be and is hereby considered and approved, with effect from 9 September 2008 for a term of three years until the annual general meeting of the Company for the year 2010 to be held in 2011; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Yang Jie, and THAT the board of directors of the Company be and is hereby authorized to determine his remuneration.

1.8	THAT the re-election of Sun Kangmin as a director of the Company be and is hereby considered and approved, with effect from 9 September 2008 for a term of three years until the annual general meeting of the Company for the year 2010 to be held in 2011; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Sun Kangmin, and THAT the board of directors of the Company be and is hereby authorized to determine his remuneration.

1.9	THAT the re-election of Li Jinming as a director of the Company be and is hereby considered and approved, with effect from 9 September 2008 for a term of three years until the annual general meeting of the Company for the year 2010 to be held in 2011; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Li Jinming, and THAT the board of directors of the Company be and is hereby authorized to determine his remuneration.

1.10	THAT the election of Wu Jichuan as an independent director of the Company be and is hereby considered and approved, with effect from 9 September 2008 for a term of three years until the annual general meeting of the Company for the year 2010 to be held in 2011; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Wu Jichuan, and THAT the board of directors of the Company be and is hereby authorized to determine his remuneration.

NOTICE OF EGM

1.11	THAT the election of Qin Xiao as an independent director of the Company be and is hereby considered and approved, with effect from 9 September 2008 for a term of three years until the annual general meeting of the Company for the year 2010 to be held in 2011; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Qin Xiao, and THAT the board of directors of the Company be and is hereby authorized to determine his remuneration.

1.12	THAT the re-election of Tse Hau Yin, Aloysius as an independent director of the Company be and is hereby considered and approved, with effect from 9 September 2008 for a term of three years until the annual general meeting of the Company for the year 2010 to be held in 2011; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Tse Hau Yin, Aloysius, and THAT the board of directors of the Company be and is hereby authorized to determine his remuneration.

1.13	THAT the election of Cha May Lung, Laura as an independent director of the Company be and is hereby considered and approved, with effect from 9 September 2008 for a term of three years until the annual general meeting of the Company for the year 2010 to be held in 2011; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Cha May Lung, Laura, and THAT the board of directors of the Company be and is hereby authorized to determine her remuneration.

1.14	THAT the re-election of Xu Erming as an independent director of the Company be and is hereby considered and approved, with effect from 9 September 2008 for a term of three years until the annual general meeting of the Company for the year 2010 to be held in 2011; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Xu Erming, and THAT the board of directors of the Company be and is hereby authorized to determine his remuneration.

2.	To consider and approve, by way of separate ordinary resolutions, each of the following resolutions in relation to the election of the members of the third session of the Supervisory Committee of the Company (Supervisors who represent the Shareholders):

2.1	THAT the re-election of Xiao Jinxue as a supervisor of the Company be and is hereby considered and approved, with effect from 9 September 2008 for a term of three years until the annual general meeting of the Company for the year 2010 to be held in 2011; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the supervisor’s service contract with Xiao Jinxue, and THAT the supervisory committee of the Company be and is hereby authorized to determine his remuneration.

2.2	THAT the re-election of Xu Cailiao as a supervisor of the Company be and is hereby considered and approved, with effect from 9 September 2008 for a term of three years until the annual general meeting of the Company for the year 2010 to be held in 2011; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the supervisor’s service contract with Xu Cailiao, and THAT the supervisory committee of the Company be and is hereby authorized to determine his remuneration.

NOTICE OF EGM

2.3	THAT the election of Han Fang as a supervisor of the Company be and is hereby considered and approved, with effect from 9 September 2008 for a term of three years until the annual general meeting of the Company for the year 2010 to be held in 2011; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the supervisor’s service contract with Han Fang, and THAT the supervisory committee of the Company be and is hereby authorized to determine her remuneration.

2.4	THAT the re-election of Zhu Lihao as a supervisor of the Company be and is hereby considered and approved, with effect from 9 September 2008 for a term of three years until the annual general meeting of the Company for the year 2010 to be held in 2011; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the supervisor’s service contract with Zhu Lihao, and THAT the supervisory committee of the Company be and is hereby authorized to determine her remuneration.

SPECIAL RESOLUTIONS

3.	To consider and approve, by way of special resolutions, each of the following resolutions in relation to the proposed granting of a general mandate to the board of directors of the Company to issue debentures:

3.1	THAT the granting of a general mandate to the board of directors of the Company to issue debentures denominated in local or foreign currencies, in one or more tranches, including, but not limited to, short-term commercial paper, company bonds, corporate debts, convertible bonds, asset securitization products and asset-backed notes, from the date of this meeting until the date on which the annual general meeting of the Company for the year 2008 is held, with a maximum outstanding repayment amount of up to RMB80 billion be and is hereby approved (the “General Mandate”); and THAT when the resolutions relating to the General Mandate become effective, they will replace the resolutions passed by the shareholders at the annual general meeting of the Company for the year 2007 held on 30 May 2008 relating to the approval of the Company’s issue of debentures with an aggregate principal amount of up to RMB60 billion (“Previous Resolutions”), but the steps taken and board resolutions passed in connection with the Previous Resolutions will continue to be effective;

3.2	THAT the board of directors of the Company or any two or more directors of the Company duly authorized by the board of directors, taking into account the specific needs of the Company and market conditions, be and are hereby generally and unconditionally authorized to:

(a)

determine the specific terms and conditions of, and other matters relating to, the issue of debentures under the General Mandate (including, but not limited to, the determination of the type, aggregate principal amount, interest rate, term, rating, security, any repurchase or redemption provisions, any placing

NOTICE OF EGM

arrangements, any option to adjust the nominal interest rate and use of proceeds), secure approvals, engage professional advisors, disseminate relevant application documents to the regulatory authorities, obtain approvals from the regulatory authorities, execute all requisite legal documentation relating to the issue as requested by the regulatory authorities and make relevant disclosure;

(b)	do all such acts which are necessary and incidental to the issue of debentures under the General Mandate (including, but not limited to, the securing of approvals, the determination of underwriting arrangements, preparation and dissemination of relevant application documents to the regulatory authorities, and the securing of approvals from the regulatory authorities);

(c)	take all such steps which are necessary for the purposes of executing the issue of debentures under the General Mandate (including, but not limited to, the execution of all requisite documentation and the disclosure of relevant information in accordance with applicable laws), and to the extent that any of the aforementioned acts and steps that have already been undertaken by the board of directors of the Company or the duly authorized directors in connection with the issue of debentures under the General Mandate, be and are hereby approved, confirmed and ratified.

4.	To consider and approve, by way of special resolutions, each of the following resolutions in relation to the proposed issue of company bonds:

4.1	THAT the Company’s issue of company bonds with an aggregate principal amount of up to RMB50 billion in the People’s Republic of China in one or more tranches be and is hereby approved:

(a)	Size of issue: Up to RMB50 billion.

(b)	Placing to existing shareholders: The company bonds will not be issued to existing shareholders on a preferred basis by way of placing.

(c)	Term: The company bonds will have a term not exceeding 10 years and may have the same term or different terms, which will be determined in accordance with the market conditions and the Company’s capital requirements.

(d)	Use of proceeds: The company bonds issued will be for the purpose of supplementing the general working capital of the Company.

(e)	Effective period of the resolutions relating to the issue of the Company Bonds: From the date on which the resolutions relating to the issue of the Company Bonds are passed to the date on which the annual general meeting of the Company for the year 2008 is held.

NOTICE OF EGM

4.2	THAT the board of directors of the Company (the “Board”) or any two or more directors of the Company duly authorized by the board of directors (the “Directors”) be and are hereby generally and unconditionally authorized to:

(a)	determine the type, specific terms and conditions of, and other matters relating to, the issue (including, but not limited to, the determination of the type, aggregate principal amount, interest rate, term, rating, security, whether there will be repurchase or redemption provisions, whether there will be an option to adjust the nominal interest rate and specific arrangements relating to the use of proceeds within the scope approved by the shareholders in this meeting);

(b)	do all such acts which are necessary and incidental to the issue (including, but not limited to, the securing of approvals, engaging professional advisors, the determination of underwriting arrangements, preparation and dissemination of relevant application documents to the regulatory authorities, and the securing of approvals from the regulatory authorities);

(c)	take all such steps which are necessary for the purposes of executing the issue (including, but not limited to, the execution of all requisite documentation and the disclosure of relevant information in accordance with applicable laws), and to the extent that any of the above acts and steps that have already been undertaken by the Board or the Directors in connection with the issue, be and are hereby approved, confirmed and ratified;

(d)	if there are changes in the regulatory policies or market conditions, adjust the specific proposal relating to the issue and related matters in accordance with the opinion of the regulatory authorities;

(e)	after completion of the issue, determine and approve matters relating to the listing of the relevant company bonds.

By order of the Board
China Telecom Corporation Limited
Yung Shun Loy, Jacky
Company Secretary

Beijing, PRC, 21 July 2008

Notes:

(1)	With regard to resolutions number 1.1 to 1.14 and number 2.1 to 2.4 in this notice, details of the relevant Directors and Supervisors are set out in the circular to shareholders dated 21 July 2008. Capitalised terms used in this Notice shall have the same meanings ascribed to such terms in the Company’s circular to shareholders dated 21 July 2008.

(2)	Shareholders who submit the share transfer application forms to the Company’s share registrar before 4:30 p.m. on 5 August 2008 and then register as shareholders on the register of members of the Company are entitled to attend the extraordinary general meeting.

(3)	Each shareholder entitled to attend and vote at the extraordinary general meeting may appoint one or more proxies to attend and vote on his behalf at the extraordinary general meeting. A proxy need not be a shareholder.

NOTICE OF EGM

(4)	To be valid, the form of proxy together with the power of attorney or other authorisation document (if any) signed by the authorised person or notarially certified power of attorney must be delivered to the Office of the Board of the Company for holders of domestic shares or to the Computershare Hong Kong Investor Services Limited for holders of H shares not less than 24 hours before the designated time for the holding of the extraordinary general meeting. Completion and return of a form of proxy will not preclude a shareholder from attending in person and voting at the extraordinary general meeting if he so wishes.

The address of the share registrar for the Company’s H shares is as follows:

Computershare Hong Kong Investor Services Limited

Room 1806–1807, 18th Floor, Hopewell Centre

183 Queen’s Road East

Wanchai, Hong Kong

(5)	A proxy of a shareholder may vote by hand or vote on a poll, but a proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(6)	The registration procedure for attending the extraordinary general meeting:

(a)	Shareholders attending the extraordinary general meeting in person or by proxy shall present their identity certification. If the attending shareholder is a corporation, its legal representative or person authorised by the board or other decision making authority shall present a copy of the relevant resolution of the board or other decision making authority in order to attend the extraordinary general meeting.

(b)	Shareholders intending to attend the extraordinary general meeting shall return the attendance slip via hand delivery, mail or fax to the Office of the Board of the Company on or before 15 August 2008.

(7)	Closure of the register of members:

The register of members of the Company will be closed from 6 August 2008 to 5 September 2008 (both days inclusive).

(8)	The extraordinary general meeting is expected to last for half a day and shareholders (in person or by proxy) attending the extraordinary general meeting shall be responsible for their own transport and accommodation expenses.

(9)	The address of the Office of the Board is as follows:

31 Jinrong Street

Xicheng District

Beijing 100032

PRC

Contact person: Yung Shun Loy, Jacky

Telephone: (8610) 6642 8166

Facsimile: (8610) 6601 0728

(10)	As of the date of this notice, the Board consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Leng Rongquan, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping, Mr. Zhang Chenshuang, Mr. Li Ping, Mr. Yang Jie, Mr. Sun Kangmin as the executive vice presidents, Mr. Li Jinming as the non-executive director, and Mr. Zhang Youcai, Mr. Lo Hong Sui, Vincent, Mr. Shi Wanpeng, Mr. Xu Erming and Mr. Tse Hau Yin, Aloysius as the independent non-executive directors.

Exhibit 1.2

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 0728)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of China Telecom Corporation Limited (the “Company”) will be held at 10:00 a.m. on Friday, 5 September 2008 at 31 Jinrong Street, Xicheng District, Beijing, PRC for the purposes of considering and, if thought fit, passing, with or without modifications, the following resolutions:

ORDINARY RESOLUTIONS

1.	To consider and approve, by way of separate ordinary resolutions, each of the following resolutions in relation to the election of the members of the third session of the board of directors of the Company:

1.1	THAT the re-election of Wang Xiaochu as a director of the Company be and is hereby considered and approved, with effect from 9 September 2008 for a term of three years until the annual general meeting of the Company for the year 2010 to be held in 2011; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Wang Xiaochu, and THAT the board of directors of the Company be and is hereby authorized to determine his remuneration.

1.2	THAT the election of Shang Bing as a director of the Company be and is hereby considered and approved, with effect from 9 September 2008 for a term of three years until the annual general meeting of the Company for the year 2010 to be held in 2011; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Shang Bing, and THAT the board of directors of the Company be and is hereby authorized to determine his remuneration.

1.3	THAT the re-election of Wu Andi as a director of the Company be and is hereby considered and approved, with effect from 9 September 2008 for a term of three years until the annual general meeting of the Company for the year 2010 to be held in 2011; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Wu Andi, and THAT the board of directors of the Company be and is hereby authorized to determine her remuneration.

1.4	THAT the re-election of Zhang Jiping as a director of the Company be and is hereby considered and approved, with effect from 9 September 2008 for a term of three years until the annual general meeting of the Company for the year 2010 to be held in 2011; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Zhang Jiping, and THAT the board of directors of the Company be and is hereby authorized to determine his remuneration.

1.5	THAT the re-election of Zhang Chenshuang as a director of the Company be and is hereby considered and approved, with effect from 9 September 2008 for a term of three years until the annual general meeting of the Company for the year 2010 to be held in 2011; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Zhang Chenshuang, and THAT the board of directors of the Company be and is hereby authorized to determine his remuneration.

1.6	THAT the election of Yang Xiaowei as a director of the Company be and is hereby considered and approved, with effect from 9 September 2008 for a term of three years until the annual general meeting of the Company for the year 2010 to be held in 2011; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Yang Xiaowei, and THAT the board of directors of the Company be and is hereby authorized to determine his remuneration.

1.7	THAT the re-election of Yang Jie as a director of the Company be and is hereby considered and approved, with effect from 9 September 2008 for a term of three years until the annual general meeting of the Company for the year 2010 to be held in 2011; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Yang Jie, and THAT the board of directors of the Company be and is hereby authorized to determine his remuneration.

1.8	THAT the re-election of Sun Kangmin as a director of the Company be and is hereby considered and approved, with effect from 9 September 2008 for a term of three years until the annual general meeting of the Company for the year 2010 to be held in 2011; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Sun Kangmin, and THAT the board of directors of the Company be and is hereby authorized to determine his remuneration.

1.9	THAT the re-election of Li Jinming as a director of the Company be and is hereby considered and approved, with effect from 9 September 2008 for a term of three years until the annual general meeting of the Company for the year 2010 to be held in 2011; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Li Jinming, and THAT the board of directors of the Company be and is hereby authorized to determine his remuneration.

1.10	THAT the election of Wu Jichuan as an independent director of the Company be and is hereby considered and approved, with effect from 9 September 2008 for a term of three years until the annual general meeting of the Company for the year 2010 to be held in 2011; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Wu Jichuan, and THAT the board of directors of the Company be and is hereby authorized to determine his remuneration.

1.11	THAT the election of Qin Xiao as an independent director of the Company be and is hereby considered and approved, with effect from 9 September 2008 for a term of three years until the annual general meeting of the Company for the year 2010 to be held in 2011; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Qin Xiao, and THAT the board of directors of the Company be and is hereby authorized to determine his remuneration.

1.12	THAT the re-election of Tse Hau Yin, Aloysius as an independent director of the Company be and is hereby considered and approved, with effect from 9 September 2008 for a term of three years until the annual general meeting of the Company for the year 2010 to be held in 2011; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Tse Hau Yin, Aloysius, and THAT the board of directors of the Company be and is hereby authorized to determine his remuneration.

1.13	THAT the election of Cha May Lung, Laura as an independent director of the Company be and is hereby considered and approved, with effect from 9 September 2008 for a term of three years until the annual general meeting of the Company for the year 2010 to be held in 2011; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Cha May Lung, Laura, and THAT the board of directors of the Company be and is hereby authorized to determine her remuneration.

1.14	THAT the re-election of Xu Erming as an independent director of the Company be and is hereby considered and approved, with effect from 9 September 2008 for a term of three years until the annual general meeting of the Company for the year 2010 to be held in 2011; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Xu Erming, and THAT the board of directors of the Company be and is hereby authorized to determine his remuneration.

2.	To consider and approve, by way of separate ordinary resolutions, each of the following resolutions in relation to the election of the members of the third session of the Supervisory Committee of the Company (Supervisors who represent the Shareholders):

2.1

THAT the re-election of Xiao Jinxue as a supervisor of the Company be and is hereby considered and approved, with effect from 9 September 2008 for a term of three years until the annual general meeting of the Company for the year 2010 to be held in 2011; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the supervisor’s service contract with Xiao Jinxue, and THAT the supervisory committee of the Company be and is hereby authorized to determine his remuneration.

2.2	THAT the re-election of Xu Cailiao as a supervisor of the Company be and is hereby considered and approved, with effect from 9 September 2008 for a term of three years until the annual general meeting of the Company for the year 2010 to be held in 2011; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the supervisor’s service contract with Xu Cailiao, and THAT the supervisory committee of the Company be and is hereby authorized to determine his remuneration.

2.3	THAT the election of Han Fang as a supervisor of the Company be and is hereby considered and approved, with effect from 9 September 2008 for a term of three years until the annual general meeting of the Company for the year 2010 to be held in 2011; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the supervisor’s service contract with Han Fang, and THAT the supervisory committee of the Company be and is hereby authorized to determine her remuneration.

2.4	THAT the re-election of Zhu Lihao as a supervisor of the Company be and is hereby considered and approved, with effect from 9 September 2008 for a term of three years until the annual general meeting of the Company for the year 2010 to be held in 2011; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the supervisor’s service contract with Zhu Lihao, and THAT the supervisory committee of the Company be and is hereby authorized to determine her remuneration.

SPECIAL RESOLUTIONS

3.	To consider and approve, by way of special resolutions, each of the following resolutions in relation to the proposed granting of a general mandate to the board of directors of the Company to issue debentures:

3.1	THAT the granting of a general mandate to the board of directors of the Company to issue debentures denominated in local or foreign currencies, in one or more tranches, including, but not limited to, short-term commercial paper, company bonds, corporate debts, convertible bonds, asset securitization products and asset-backed notes, from the date of this meeting until the date on which the annual general meeting of the Company for the year 2008 is held, with a maximum outstanding repayment amount of up to RMB80 billion be and is hereby approved (the “General Mandate”); and THAT when the resolutions relating to the General Mandate become effective, they will replace the resolutions passed by the shareholders at the annual general meeting of the Company for the year 2007 held on 30 May 2008 relating to the approval of the Company’s issue of debentures with an aggregate principal amount of up to RMB60 billion (“Previous Resolutions”), but the steps taken and board resolutions passed in connection with the Previous Resolutions will continue to be effective;

3.2	THAT the board of directors of the Company or any two or more directors of the Company duly authorized by the board of directors, taking into account the specific needs of the Company and market conditions, be and are hereby generally and unconditionally authorized to:

(a)	determine the specific terms and conditions of, and other matters relating to, the issue of debentures under the General Mandate (including, but not limited to, the determination of the type, aggregate principal amount, interest rate, term, rating, security, any repurchase or redemption provisions, any placing arrangements, any option to adjust the nominal interest rate and use of proceeds), secure approvals, engage professional advisors, disseminate relevant application documents to the regulatory authorities, obtain approvals from the regulatory authorities, execute all requisite legal documentation relating to the issue as requested by the regulatory authorities and make relevant disclosure;

(b)	do all such acts which are necessary and incidental to the issue of debentures under the General Mandate (including, but not limited to, the securing of approvals, the determination of underwriting arrangements, preparation and dissemination of relevant application documents to the regulatory authorities, and the securing of approvals from the regulatory authorities);

(c)	take all such steps which are necessary for the purposes of executing the issue of debentures under the General Mandate (including, but not limited to, the execution of all requisite documentation and the disclosure of relevant information in accordance with applicable laws), and to the extent that any of the aforementioned acts and steps that have already been undertaken by the board of directors of the Company or the duly authorized directors in connection with the issue of debentures under the General Mandate, be and are hereby approved, confirmed and ratified.

4.	To consider and approve, by way of special resolutions, each of the following resolutions in relation to the proposed issue of company bonds:

4.1	THAT the Company’s issue of company bonds with an aggregate principal amount of up to RMB50 billion in the People’s Republic of China in one or more tranches be and is hereby approved:

(a)	Size of issue: Up to RMB50 billion.

(b)	Placing to existing shareholders: The company bonds will not be issued to existing shareholders on a preferred basis by way of placing.

(c)	Term: The company bonds will have a term not exceeding 10 years and may have the same term or different terms, which will be determined in accordance with the market conditions and the Company’s capital requirements.

(d)	Use of proceeds: The company bonds issued will be for the purpose of supplementing the general working capital of the Company.

(e)	Effective period of the resolutions relating to the issue of the Company Bonds: From the date on which the resolutions relating to the issue of the Company Bonds are passed to the date on which the annual general meeting of the Company for the year 2008 is held.

4.2	THAT the board of directors of the Company (the “Board”) or any two or more directors of the Company duly authorized by the board of directors (the “Directors”) be and are hereby generally and unconditionally authorized to:

(a)	determine the type, specific terms and conditions of, and other matters relating to, the issue (including, but not limited to, the determination of the type, aggregate principal amount, interest rate, term, rating, security, whether there will be repurchase or redemption provisions, whether there will be an option to adjust the nominal interest rate and specific arrangements relating to the use of proceeds within the scope approved by the shareholders in this meeting);

(b)	do all such acts which are necessary and incidental to the issue (including, but not limited to, the securing of approvals, engaging professional advisors, the determination of underwriting arrangements, preparation and dissemination of relevant application documents to the regulatory authorities, and the securing of approvals from the regulatory authorities);

(c)	take all such steps which are necessary for the purposes of executing the issue (including, but not limited to, the execution of all requisite documentation and the disclosure of relevant information in accordance with applicable laws), and to the extent that any of the above acts and steps that have already been undertaken by the Board or the Directors in connection with the issue, be and are hereby approved, confirmed and ratified;

(d)	if there are changes in the regulatory policies or market conditions, adjust the specific proposal relating to the issue and related matters in accordance with the opinion of the regulatory authorities;

(e)	after completion of the issue, determine and approve matters relating to the listing of the relevant company bonds.

By order of the Board
China Telecom Corporation Limited
Yung Shun Loy, Jacky
Company Secretary

Beijing, PRC, 21 July 2008

Notes:

(1)	With regard to resolutions number 1.1 to 1.14 and number 2.1 to 2.4 in this notice, details of the relevant Directors and Supervisors are set out in the circular to shareholders dated 21 July 2008. Capitalised terms used in this Notice shall have the same meanings ascribed to such terms in the Company’s circular to shareholders dated 21 July 2008.

(2)	Shareholders who submit the share transfer application forms to the Company’s share registrar before 4:30 p.m. on 5 August 2008 and then register as shareholders on the register of members of the Company are entitled to attend the extraordinary general meeting.

(3)	Each shareholder entitled to attend and vote at the extraordinary general meeting may appoint one or more proxies to attend and vote on his behalf at the extraordinary general meeting. A proxy need not be a shareholder.

(4)	To be valid, the form of proxy together with the power of attorney or other authorisation document (if any) signed by the authorised person or notarially certified power of attorney must be delivered to the Office of the Board of the Company for holders of domestic shares or to the Computershare Hong Kong Investor Services Limited for holders of H shares not less than 24 hours before the designated time for the holding of the extraordinary general meeting. Completion and return of a form of proxy will not preclude a shareholder from attending in person and voting at the extraordinary general meeting if he so wishes.

The address of the share registrar for the Company’s H shares is as follows:

Computershare Hong Kong Investor Services Limited

Room 1806–1807, 18th Floor, Hopewell Centre

183 Queen’s Road East

Wanchai, Hong Kong

(5)	A proxy of a shareholder may vote by hand or vote on a poll, but a proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(6)	The registration procedure for attending the extraordinary general meeting:

(a)	Shareholders attending the extraordinary general meeting in person or by proxy shall present their identity certification. If the attending shareholder is a corporation, its legal representative or person authorised by the board or other decision making authority shall present a copy of the relevant resolution of the board or other decision making authority in order to attend the extraordinary general meeting.

(b)	Shareholders intending to attend the extraordinary general meeting shall return the attendance slip via hand delivery, mail or fax to the Office of the Board of the Company on or before 15 August 2008.

(7)	Closure of the register of members:

The register of members of the Company will be closed from 6 August 2008 to 5 September 2008 (both days inclusive).

(8)	The extraordinary general meeting is expected to last for half a day and shareholders (in person or by proxy) attending the extraordinary general meeting shall be responsible for their own transport and accommodation expenses.

(9)	The address of the Office of the Board is as follows:

31 Jinrong Street

Xicheng District

Beijing 100032

PRC

Contact person: Yung Shun Loy, Jacky

Telephone: (8610) 6642 8166

Facsimile: (8610) 6601 0728

(10)	As of the date of this announcement, the Board consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Leng Rongquan, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping, Mr. Zhang Chenshuang, Mr. Li Ping, Mr. Yang Jie, Mr. Sun Kangmin as the executive vice presidents, Mr. Li Jinming as the non-executive director, and Mr. Zhang Youcai, Mr. Lo Hong Sui, Vincent, Mr. Shi Wanpeng, Mr. Xu Erming and Mr. Tse Hau Yin, Aloysius as the independent non-executive directors.